

THE *alpha* FUND

RISK MANAGEMENT FOR LONG-TERM INVESTORS

Annual Report
July 31, 2007

1-877-709-9400
www.thealphafunds.com

Distributed by Aquarius Fund Distributors, LLC
FINRA/SIPC Member

Dear Shareholder,

As of this writing, 2007 has been an abnormal market year. This year is the third year in the Presidential election cycle (the pre-election year) and, based on historical precedents, should be the highest-returning year in the four-year cycle. So far, this is not the case. The first half of the year produced modest market returns, and the third quarter has seen a 10% top-to-bottom decline in the Dow Jones Industrial Average. Although the market has recovered most of this loss, overall year-to-date returns are far below the norm for the pre-election year. Our fund, year-to-date, has enjoyed a steady rise in price with much less volatility than the market. Our discipline has had the fund exposed to stocks less than 30% of the time. As of July 31st, The Alpha Fund had a year-to-date return of 7.1%. Since inception in October 2006, our return was 6.7% as of July 31st.

We continue to believe that the U.S. stock market is fundamentally overvalued. The current profit cycle for U.S. companies has been unusually long and strong, with S&P 500 consolidated earnings up 350% since 2002. At some point-fairly soon, we think – profits will begin to deteriorate and current valuations will no longer appear normal. Based on our own research, which takes into account the long-term earnings picture, stocks are now valued in the top-decile historically. This high valuation has been associated with low returns over subsequent five-year periods. Such low returns are also associated with high volatility. Eventually, we believe, over this period, market declines will erase a considerable portion of market advances.

Our discipline, which limits investment to those short time periods which historically have delivered the majority of the market's long-term returns, is designed to prosper under such volatile conditions. We believe that 2008 will be a good year for the market. Election years usually produce higher than normal returns. Even so, we will continue to follow our discipline which will have us invested in low-risk money market funds the majority of the time next year.

Our long-term goal is to produce returns which are superior to the market with significantly less risk. This goal is mainly accomplished by avoiding large market declines, which occur fairly regularly over a complete market cycle. Today's stock market is currently in an extended advance which began in late-2002. Over this period there have been several declines of 6% - 10%, but the market has recovered quickly and moved on to new highs. As a result, speculation, particularly in the international arena, has grown and investors have been conditioned to risky ventures. This will end eventually in a bear market, which will return sobriety and prudence to the game. It is not a question of "if", but "when".

Sincerely yours,

Arthur J. Minton, Ph.D.
President
Alpha Investment Management, Inc.

Past performance is not predictive of future performance. Investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less that their original cost. Current performance may be higher or lower than the performance data quoted. Total return assumes reinvestment of dividends and capital gain distributions. The total annual operating expense ratio may vary in future years. The total annual operating expense ratio for investor class shares (before fee waiver/expense reimbursements) as stated in the fee table to the Fund's prospectus dated October 2, 2006 was 2.35%. The net annual operating expense ratio (after fee waiver/expense reimbursements) was 2.00% for the period ended July 31, 2007. The level of fee waivers/reimbursements is mandated by contract through November 30, 2008. [An updated total annual operating expense figure will appear in the Fund's next prospectus update. This figure will be derived from the financial highlight table presented in this report]. For performance information current to the most recent month-end, please call toll free 1-877-709-9400.

An investor should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other important information. **To obtain a copy of the Alpha Fund's prospectus please visit our website at www.thealphafunds.com or call 1-877-709-9400 and a copy will be sent to you free of charge. Please read the prospectus carefully before you invest.**

The letter to Shareholders seeks to describe some of the adviser's current opinions and view of the financial markets. Although the adviser believes it has a reasonable basis for any opinions or views expressed, actual results may differ, sometimes significantly so, from those expected or expressed.

The Alpha Fund is distributed by Aquarius Fund Distributors, LLC, member FINRA/SIPC.

0969-AFD-10/1/2007

The Alpha Fund
PORTFOLIO REVIEW
July 31, 2007 (Unaudited)

The fund's performance figures* for the period ending July 31, 2007, compared to its benchmarks:

	Six Months	Inception ** - July 31,2007
The Alpha Fund - Investor Class	5.13%	6.71%
S&P 500 Total Return Index	2.10%	10.96%

Comparison of the Change in Value of a $10,000 Investment



* The Performance data quoted is historical. Past performance is no guarantee of future results. Current performance may be higher or lower than the performance data quoted. The principal value and investment return of an investment will fluctuate so that your shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemptions of Fund shares. The S&P 500 Total Return Index is a widely accepted, unmanaged index of U.S. .stock market performance which does not take into account charges fees and other expenses. Returns greater than 1 year are annualized. For performance information current to the most recent month-end, please call 1-877-709-9400

** Inception date is October 2, 2006

The Fund's Top Sectors are as follows:

Sectors	% of Net Assets
Other, Cash & Cash Equivalents	100.0%
	100.0%

The Alpha Fund
PORTFOLIO OF INVESTMENTS
July 31, 2007

Shares		Value
	SHORT-TERM INVESTMENTS - 59.4%	
10,747,882	Milestone Treasury Obligation Portfolio,	
	Institutional Class, to yield 5.03%, 8/1/07 (Cost $10,747,882)	**$ 10,747,882**
	TOTAL INVESTMENTS - 59.4% (Cost $10,747,882) (a)	**$ 10,747,882**
	OTHER ASSETS & LIABILITIES - 40.6%	7,338,140
	NET ASSETS - 100.0%	**$ 18,086,022**

(a) Represents cost for financial reporting purposes.   Aggregate cost for federal tax purposes is $10,930,544 and differs from market value by
net unrealized appreciation (depreciation) of securities as follows:

Unrealized appreciation	$	-
Unrealized depreciation		(182,662)
Net unrealized appreciation	$	(182,662)

See accompanying notes to financial statements.

The Alpha Fund

STATEMENT OF ASSETS AND LIABILITIES

July 31, 2007

ASSETS

Investment securities:		
At cost	$	10,747,882
At value	$	10,747,882
Receivable for securities sold		7,344,828
Dividends and interest receivable		53,594
Prepaid expenses and other assets		660
TOTAL ASSETS		18,146,964

LIABILITIES

Investment advisory fees payable		18,803
Administration fees payable		4,991
Distribution (12b-1) fees payable		4,015
Transfer agent fees payable		3,228
Fund accounting fees payable		2,844
Custody fees payable		2,131
Payable for Fund shares redeemed		2,090
Compliance officer fees		358
Accrued expenses and other liabilities		22,482
TOTAL LIABILITIES		60,942
NET ASSETS	$	**18,086,022**

Net Assets Consist Of:

Paid in capital [$0 par value, unlimited shares authorized]	$	17,166,681
Accumulated net investment income		100,292
Accumulated net realized gain from security transactions		819,049
NET ASSETS	$	**18,086,022**

Net Asset Value Per Share:

Investor Class:		
Net Assets	$	**18,086,022**
Shares of beneficial interest outstanding		**1,698,459**
Net asset value, offering and redemption price per share	$	**10.65**

(a) Redemptions made within 1 year of purchase may be charged a contingent deferred sales charge of 1.00%.

See accompanying notes to financial statements.

The Alpha Fund
STATEMENT OF OPERATIONS
For the Period Ended July 31, 2007 (a)

INVESTMENT INCOME

Interest	$	261,768
Dividends		46,089
TOTAL INVESTMENT INCOME		307,857

EXPENSES

Investment advisory fees	96,873
Administrative services fees	34,541
Transfer agent fees	34,462
Distribution (12b-1) fees	24,218
Accounting services fees	20,130
Audit fees	14,864
Compliance officer fees	13,213
Printing and postage expenses	7,913
Legal fees	7,871
Registration fees	5,871
Custodian fees	5,342
Insurance expense	5,138
Trustees' fees and expenses	2,540
Other expenses	4,286
TOTAL EXPENSES	277,262
Fees waived by the Adviser	(83,031)
NET EXPENSES	194,231

NET INVESTMENT INCOME	113,626

REALIZED AND UNREALIZED GAIN ON INVESTMENTS

Net realized gain from security transactions	819,049
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS	819,049

NET INCREASE IN NET ASSETS FROM OPERATIONS	$	932,675

(a) The Alpha Fund commenced operations October 2, 2006.

The Alpha Fund
STATEMENT OF CHANGES IN NET ASSETS

	For the Period Ended July 31,2007 (a)
FROM OPERATIONS	
Net investment income	$ 113,626
Net realized gain from security transactions	819,049
Net increase in net assets resulting from operations	932,675
DISTRIBUTIONS TO SHAREHOLDERS	
From net investment income:	
Investor Class	(13,334)
Net decrease in net assets resulting from distributions to shareholders	(13,334)
FROM SHARES OF BENEFICIAL INTEREST	
Proceeds from shares sold:	
Investor Class	19,826,337
Net asset value of shares issued in reinvestment of distributions	
Investor Class	13,106
Payments for shares redeemed:	
Investor Class	(2,672,762)
Net increase in net assets from shares of beneficial interest	17,166,681
TOTAL INCREASE IN NET ASSETS	18,086,022
NET ASSETS	
Beginning of Period	-
End of Period*	$ 18,086,022
* Includes accumulated net investment income of:	$ 100,292
SHARE ACTIVITY	
Investor Class:	
Shares Sold	1,952,756
Shares Reinvested	1,313
Shares Redeemed	(255,610)
Net increase in shares of beneficial interest outstanding	1,698,459

(a) The Alpha Fund commenced operations October 2, 2006.

See accompanying notes to financial statements.

The Alpha Fund
FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout The Period

	Investor Class For the Period Ended July 31,2007(1)	
Net asset value,		
beginning of period	$ 10.00	
Activity from investment operations:		
Net investment income (2)	0.10	
Net realized and unrealized		
gain on investments	0.57	
Total from investment operations	0.67	
Less distributions from:		
Net investment income	(0.02)	
Net realized gains	-	
Total distributions	(0.02)	
Net asset value, end of period	$ 10.65	
Total return	6.71%	(3)
Net assets, end of period (000's)	$ 18,086	
Ratio of gross expenses to average		
net assets	2.85%	(4,5)
Ratio of net expenses to average		
net assets	2.00%	(4,5)
Ratio of net investment income		
to average net assets	1.17%	(4,5)
Portfolio Turnover Rate	1,518%	(3)

(1) The Investor Class of the Alpha Fund commenced operations on October 2, 2006.

(2) Per share amounts calculated using the average share method, which appropriately presents the per share data for the period.

(3) Not annualized.

(4) Annualized.

(5) The ratios of expenses and net investment income to average net assets do not reflect the fund's proportionate share of income and expenses of the underlying investment companies in which the Fund invests.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS
July 31, 2007

1. ORGANIZATION

The Alpha Fund (the "Fund") is a diversified series of Northern Lights Fund Trust (the "Trust"), a trust organized under the laws of the State of Delaware, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Fund offers two distinct share classes; the Investor Class and the Service Class. The Fund seeks above-average, risk-adjusted capital appreciation over the long-term. Above-average is defined as returns that exceed the S&P 500 Index.

The Fund currently offers Investors and Service shares. Investor and Service shares are offered at net asset value. Each class represents an interest in the same assets of the Fund and classes are identical except for differences in their sales charge structures and ongoing service and distribution charges. All classes of shares have equal voting privileges except that each class has exclusive voting rights with respect to its service and/or distribution plans. The Fund's income, expenses (other than class specific distribution fees) and realized and unrealized gains and losses are allocated proportionately each day based upon the relative net assets of each class. As of July 31,2007 the Service shares did not have any activity.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities valuation – Securities listed on an exchange are valued at the last reported sale price at the close of the regular trading session of the exchange on the business day as of which such value is being determined, or if no sales prices are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Securities listed on NASDAQ are valued at the NASDAQ Official Closing Price ("NOCP"). If NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day at the mean of the last quoted bid and asked prices. Short-term debt obligations having 60 days or less remaining until maturity, at time of purchase, are valued at amortized cost. In unusual circumstances, instead of valuing securities in the usual manner, the Fund may value securities at "fair value" as determined in good faith by the Fund's Board of Trustees (the "Board"), pursuant to procedures approved by the Board. Fair value may also be used by the Board if extraordinary events occur after the close of the relevant world market but prior to the NYSE close. Investments in open-end investment companies are valued at net asset value.

In September of 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurement" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Fund believes the adoption of SFAS 157 will have no material impact on its financial statements.   However, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the statement of changes in net assets for a fiscal period.

Security transactions and related income – Security transactions are accounted for on trade date. Interest income is recognized on an accrual basis. Discounts are accreted and premiums are amortized on securities purchased over the lives of the respective securities. Dividend income is recorded on the ex-dividend date. Realized gains or losses from sales of securities are determined by comparing the identified cost of the security lot sold with the net sales proceeds.

Dividends and distributions to shareholders – Dividends from net investment income, if any, are declared and paid annually. Distributable net realized capital gains, if any, are declared and distributed annually. Dividends from net investment income and distributions from net realized gains are determined in accordance with federal income tax regulations, which may differ from GAAP. These "book/tax" differences are considered either temporary (i.e., deferred losses) or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification.

Federal income tax – It is the Fund's policy to continue to qualify as a regulated investment company by complying with the provisions of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all of its taxable income and net realized gains to shareholders. Therefore, no federal income tax provision is required.

On July 13, 2006, FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes' ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. At this time, management believes that the adoption of FIN 48 on January 31, 2008 will have no impact on the financial statements of the Fund.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
July 31, 2007

Use of Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses for the period. Actual results could differ from those estimates.

Indemnification – The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

3. INVESTMENT TRANSACTIONS

For the period ended July 31, 2007, cost of purchases and proceeds from sales of portfolio securities, other than short-term investments and U.S. Government securities, amounted to $135,684,485 and $136,503,533, respectively.

4. INVESTMENT ADVISORY AGREEMENT / TRANSACTIONS WITH AFFILIATES

The business activities of the Fund are supervised under the direction of the Board, which is responsible for the overall management of the Fund. Alpha Investment Management, Inc. serves as the Fund's Investment Advisor (the "Advisor"). The Fund has employed Gemini Fund Services, LLC ("GFS") to provide administration, fund accounting, and transfer agent services. A Trustee and certain officers of the Fund are also officers of GFS, and are not paid any fees directly by the Fund for serving in such capacities.

Pursuant to an Advisory Agreement with the Fund, the Advisor, under the supervision of the Board, oversees the daily operations of the Fund and supervises the performance of administrative and professional services provided by others. As compensation for its services and the related expenses borne by the Advisor, the Fund pays the Advisor a management fee, computed and accrued daily and paid monthly, at an annual rate of 1.00% of the Fund's average daily net assets.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
July 31, 2007

Pursuant to a written contract (the "Waiver Agreement"), the Advisor has agreed, at least until November 30, 2007, to waive a portion of its advisory fee and has agreed to reimburse the Fund for other expenses to the extent necessary so that the total expenses incurred by the Fund (excluding contingent sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses, such as litigation, not incurred in the ordinary course of the Fund's business) do not exceed 2.00% and 2.75% per annum of the Fund's average daily net assets for Investor Class shares and Service Class shares, respectively. During the period ended July 31, 2007, the Advisor waived fees totaling $83,031.

If the Advisor waives any fee or reimburses any expense pursuant to the Waiver Agreement, and the Fund's Operating Expenses attributable to the Investor Class and the Service Class shares are subsequently less than 2.00% and 2.75% of average daily net assets, respectively, the Advisor shall be entitled to reimbursement by the Fund for such waived fees or reimbursed expenses provided that such reimbursement does not cause the Fund's expenses to exceed 2.00% and 2.75% of average daily net assets for the Investor Class and the Service Class, respectively. If the Fund Operating Expenses attributable to the Investor Class and the Service Class shares subsequently exceed 2.00% and 2.75% per annum of the Fund's average daily net assets, respectively, the reimbursements shall be suspended. The Advisor may seek reimbursement only for expenses waived or paid by it during the three fiscal years prior to such reimbursement; provided, however, that such expenses may only be reimbursed to the extent they were waived or paid after the date of the Waiver Agreement (or any similar agreement). The Board may terminate this expense reimbursement arrangement at any time. As of July 31, 2007 the Advisor has $83,031 of waived expenses that may be recovered no later than July 31, 2010.

The Board has adopted a Distribution Plan and Agreement (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan provides that a monthly service and/or distribution fee is calculated by the Fund at an annual rate of 0.25% of the average daily net assets attributable to the Investor Class shares and 1.00% of the average daily net assets attributable to Service Class shares and is paid to Aquarius Fund Distributors, LLC (the "Distributor"), to provide compensation for ongoing distribution-related activities or services and/or maintenance of the Fund's shareholder accounts, not otherwise required to be provided by the Advisor. During the period ended July 31, 2007, the investor class and the service class were charged $24,218 and $0 respectively, pursuant to the plan.

The Distributor acts as the Fund's principal underwriter in a continuous public offering of the Fund's Investor Class and Service Class shares. The Distributor is an affiliate GFS. During the period ended July 31, 2007 the Distributor did not retain any contingent deferred sales charges ("CDSC") from the service shares.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
July 31, 2007

During the period ended July, 31 2007, Silver Leaf Partners a registered broker/dealer and an affiliate of the fund executed trades on behalf of the Fund. These trades were cleared through Jefferies & Co. and Silver Leaf Partners received 9,303 in trade commissions during the period.

The Fund pays each Trustee who is not affiliated with the Trust or Adviser a per meeting fee of $150. The "interested persons" who serve as Trustees of the Trust receive no compensation for their services as Trustees. None of the executive officers receive compensation from the Trust.

Pursuant to separate servicing agreements, GFS is compensated for providing *administration, fund accounting, transfer agency and custody administration* services to the Fund as follows:

<u>Administration</u>. The Fund pays GFS an asset-based fee in decreasing amounts as Fund assets reach certain breakpoints. The Fund is subject to a minimum annual fee. The Fund also pays GFS for any out-of-pocket expenses.   Fees are billed monthly as follows:

The greater of:
A minimum annual fee $40,000 or
- 10 basis points or 0.10% per annum on the first $100 million in net assets
- 8 basis points or 0.08% per annum on the next $150 million in net assets
- 6 basis points or 0.06% per annum on net assets greater than $250 million

<u>Fund Accounting</u>. Total charges for Fund Accounting services include asset-based fees and out-of-pocket expenses. Fees are calculated based upon the average net assets of the Fund for the previous month. The Fund pays GFS a base annual fee of $24,000 plus a basis point fee in decreasing amounts as Fund assets reach certain breakpoints, as follows:

- 2 basis points or 0.02% on net assets of $25 million to $100 million
- 1 basis point or 0.01% on net assets greater than $100 million

<u>Transfer Agency</u>. For the services rendered by GFS in its capacity as transfer agent, the Fund pays GFS transfer agent fees, out-of-pocket expenses, activity charges, and special report charges.   The fees are billed monthly as follows:

- The greater of the annual minimum or per account charges.   The annual minimum is $15,000 and the per account charge is $14.00 for open accounts and $2.00 for closed accounts.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
July 31, 2007

Custody Administration. Pursuant to the terms of the Fund's Custody Agreement with Bank of New York (the "Custody Agreement"), the Fund pays an asset-based custody fee in decreasing amounts as Fund assets reach certain breakpoints. The Fund also pays certain transaction fees and out-of-pocket expenses pursuant to the Custody Agreement. GFS receives a portion of these fees for performing certain custody administration services.   GFS's share of such fees collected for the period ended July 31, 2007 was $1,077. The Custody fees listed in the Statement of Operations include the fees paid to GFS as Custody Administrator.

 In addition, certain affiliates of GFS provide ancillary services to the Fund(s) as follows:

Fund Compliance Services, LLC ("FCS"), an affiliate of GFS, provides a Chief Compliance Officer ("CCO") to the Trust, as well related compliance services, pursuant to a consulting agreement between FCS and the Trust. Under the terms of such agreement, FCS receives from the Fund an annual fee, payable quarterly, and is reimbursed for out-of-pocket expenses. For the period ended July 31, 2007, the Fund incurred expenses of $13,213 for compliance services pursuant to the Trust's Agreement with FCS.

GemCom, LLC ("GemCom"), an affiliate of GFS, provides EDGAR conversion and filing services as well as print management services for the Fund on an ad-hoc basis. For EDGAR services, GemCom charges a per-page conversion fee and a flat filing fee.   For the period ended July 31, 2007, GemCom collected amounts totaling $8,093 for EDGAR and printing services performed.

5. DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF CAPITAL

The tax character of Fund distributions for the following period was as follows:

	Fiscal Year Ended July 31, 2007
Ordinary Income	$ 13,334

As of July 31, 2007, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Ordinary Income	Long-Term Gains	Other Book/Tax Differences	Appreciation/ (Depreciation)	Accumulated Earnings/(Deficits)
$ 1,102,003	$ -	$ -	$ (182,662)	$ 919,341

The difference between book basis and tax basis unrealized appreciation is attributable to the tax deferral of losses on wash sales.

The Alpha Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
July 31, 2007

6. UNDERLYING INVESTMENT IN OTHER INVESTMENT COMPANIES

In an effort to achieve its investment objective, the Fund has invested a portion of its assets in Milestone Funds Treasury Obligation Portfolio (the "Portfolio"), a registered open-end management investment company, from time-to-time. The Fund may redeem its investment from the Portfolio at any time if the Adviser determines that it is in the best interest of the Fund and its shareholders to do so.

The performance of the Fund may be directly affected by the performance of the Portfolio. The financial statements of the Portfolio, including the schedule of investments, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements. As of July 31, 2007, the percentage of the Portfolio owned by the Fund was 59.4%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Northern Lights Fund Trust
and the Shareholders of The Alpha Fund

We have audited the accompanying statement of assets and liabilities of The Alpha Fund, a series of shares of beneficial interest of the Northern Lights Fund Trust, including the portfolio of investments, as of July 31, 2007, the related statement of operations and the statement of changes in net assets, and the financial highlights for the period October 2, 2006 (commencement of operations) through July 31, 2007. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 2007 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Alpha Fund as of July 31, 2007, the results of its operations, the changes in its net assets and its financial highlights for the period October 2, 2006 through July 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
September 18, 2007

The Alpha Fund
EXPENSE EXAMPLES
July 31, 2007 (Unaudited)

As a shareholder of the Alpha Fund, you incur two types of costs: (1) transaction costs, contingent deferred sales charges (CDSCs); and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Alpha Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2007 through July 31, 2007.

Actual Expenses

The "Actual Expenses" line in the table below provides information about actual account values and actual expenses. You may use the information below, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The "Hypothetical" line in the table below provides information about hypothetical account values and hypothetical expenses based on the Alpha Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balances or expenses you paid for the period. You may use this information to compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or redemption fees. Therefore, the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/1/07	Ending Account Value 7/31/07	Expenses Paid During Period 2/1/07 – 7/31/07*
Actual			
Investor Class	$1,000.00	$1,051.30	$10.17
Hypothetical**			
(5% return before expenses)			
Investor Class	$1,000.00	$1,014.88	$9.99

*Expenses are equal to the Fund's annualized expense ratio of 2.00% for Investor Shares and 2.75% for Service shares, multiplied by the average account value over the period, multiplied by the number of days in the period (181) divided by the number of days in the fiscal year (365).
**Annualized.

The Alpha Fund
SUPPLEMENTAL INFORMATION
July 31, 2007 (Unaudited)

This chart provides information about the Trustees and Officers who oversee the Fund. Officers elected by the Trustees manage the day-to-day operations of the Fund and execute policies formulated by the Trustees. The term of office of each Trustee listed below began during the year 2005 and will continue indefinitely. Unless otherwise noted, the address of each Trustee and Officer is 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

Independent Trustees	
Name (Age) **Address** **Position held with the Fund** **Principal Occupations and Other Directorships During Past 5 Years**	**Number of Portfolios in Fund Complex Overseen by Trustee***
L. Merrill Bryan (62)** Trustee Retired. Formerly, Senior Vice President and Chief Information Officer of Union Pacific Corporation Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust	27
Anthony J. Hertl (57) Trustee Consultant to small and emerging businesses since 2000; Retired in 2000 as Vice President of Finance and Administration of Marymount College, Tarrytown, New York where he served in this capacity for four years. Prior thereto, he spent thirteen years at Prudential Securities in various management capacities including Chief Financial Officer – Specialty Finance Group, Director of Global Taxation and Capital Markets Controller. Mr. Hertl is also a Certified Public Accountant. Other Directorships: AdvisorOne Funds; Satuit Capital Management Trust; Nortern Lights Variable Trust.	27
Gary W. Lanzen (53) Trustee Chief Investment Officer since 2006, formerly President, Orizon Investment Counsel, LLC; Partner, Orizon Group, Inc. Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust.	27
Interested Trustees and Officers	
Michael Miola*** (54) Trustee Chief Executive Officer and Manager of Gemini Fund Services, LLC; Co-Owner and Co-Managing Member of NorthStar Financial Services Group, LLC; Manager of Orion Advisor Services, LLC, CLS Investment Firm, LLC, GemCom, LLC, Fund Compliance Services, LLC; Director of Constellation Trust Company. Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust.	27

The Alpha Fund
SUPPLEMENTAL INFORMATION (Continued)
July 31, 2007 (Unaudited)

Interested Trustees and Officers (Continued)	
Name (Age) **Address** **Position held with the Fund** **Principal Occupations and Other Directorships During Past 5 Years**	**Number of Portfolios in Fund Complex Overseen by Trustee***
Andrew Rogers (38) 450 Wireless Blvd.; Hauppauge, NY 11788 President since June 2006 President and Manager, Gemini Fund Services, LLC (since March 2006); formerly Senior Vice President and Director of Administration (2001-2005); Manager, Fund Compliance Services, LLC (since March 2006); Manager (since March 2006) and President (since 2004), GemCom, LLC.	*N/A*
Emile R. Molineaux (45) 450 Wireless Blvd.; Hauppauge, NY 11788 Secretary since 2005 General Counsel, CCO and Senior Vice President, Gemini Fund Services, LLC; Vice President, Fund Compliance Services, LLC (2003-Present); In-house Counsel, The Dreyfus Funds (1999-2003)	*N/A*
Kevin E. Wolf (37) 450 Wireless Blvd.; Hauppauge, NY 11788 Treasurer since June 2006 Director of Fund Administration, Gemini Fund Services, LLC (2006-Present); Vice President, Fund Administration, Gemini Fund Services, LLC (2004-2006); Vice-President, GemCom, LLC (2004-Present); Senior Fund Administrator, Gemini Fund Services, LLC (2001-2004).	*N/A*
Lynn Bowley (48) Chief Compliance Officer since June 2007 Compliance Officer of Fund Compliance Services, LLC (January 2007-Present); Vice President of Investment Support Services for Mutual of Omaha Companies (2002-2006); First Vice President of Variable L&A Product Accounting and Reporting for Mutual of Omaha Companies (1998-2002).	*N/A*

*The Trust is comprised of numerous portfolios managed by unaffiliated investment advisors. The term "Fund Complex" refers to the Northern Lights Fund Trust and Northern Lights Variable Trust. The Fund does not hold itself out as related to any other series within the Trust for investment purposes, nor do they share the same investment advisor with any other series.

**From December 2006 through April 2007, L. Merill Bryan, a non-interested trustee of the Trust, invested $143,080 in a limited liability company ("LLC"). This investment is required to be disclosed because one of the other members of the LLC is under common control with the Funds' distributor. As of May 2007, Mr. Bryan is no longer a member of the LLC.

***Michael Miola is an "interested person" of the Trust as that term is defined under the 1940 Act, because of his affiliation with Gemini Fund Services, LLC, (the Trust's Administrator, Fund Accountant, Transfer Agent) and Aquarius Fund Distributors, LLC (the Trust's Distributor).

The Fund's Statement of Additional Information includes additional information about the Trustees and is available free of charge, upon request, by calling toll-free at 1-877-709-9400.

The Alpha Fund
TAX INFORMATION
July 31, 2007 (Unaudited)

Individual shareholders are eligible for reduced tax rates on qualified dividend income. For purposes of computing this exclusion, all of the dividends paid by the fund from ordinary income earned during the fiscal year represent qualifying dividends.

Dividends and distributions received by retirement plans such as IRA's, Keough-type plans and 403(b) plans need not be reported as taxable income. However, many retirement plan trusts may need this information for their annual information reporting.

The Alpha Fund
SUPPLEMENTAL INFORMATION
July 31, 2007 (Unaudited)

FINANCIAL STATEMENTS OF UNDERLYING FUNDS

As discussed in Note 6 to the financial statements of Alpha Fund, the following pages will include the financial statements of the aforementioned underlying fund, The Milestone Funds Treasury Obligations Portfolio (the "Portfolio"). The pages have been extracted from the latest audited annual report published for the Portfolio, dated November 30, 2006. The full report of the Milestone Funds, along with the report of the independent registered public accounting firm, is included in the Milestone Funds' N-CSR filing dated February 1, 2007, available at 'www.sec.gov'. Following the pages extracted from the November 30, 2006 report, the reader will find an unaudited balance sheet and an unaudited portfolio of holdings for The Milestone Funds Treasury Obligations Portfolio as of July 31, 2007.

The Milestone Funds
Treasury Obligations Portfolio

The Milestone Funds

Annual Report

November 30, 2006

Adviser

Milestone Capital Management, LLC

The Milestone Funds Privacy Policy

Protecting the Privacy of Information

The Milestone Funds respect your right to privacy. We also know that you expect us to conduct and process your business in an accurate and efficient manner. To do so, we must collect and maintain certain personal information about you. This is the information we collect from you on applications or other forms, and from the transactions you make with us or third parties. It may include your name, address, social security number, account transactions and balances, and information about investment goals and risk tolerance.

We do not disclose any information about you or about former customers to anyone except as permitted or required by law. Specifically, we may disclose the information we collect to companies that perform services on our behalf, such as the transfer agent that processes shareholder accounts and printers and mailers that assist us in the distribution of investor materials. They are not permitted to use or share this information for any other purpose.

To protect your personal information internally, we permit access only by authorized employees and maintain physical, electronic and procedural safeguards to guard your personal information.*

You may have received communications regarding information about privacy policies from other financial institutions which gave you the opportunity to "opt-out" of certain information sharing with companies which are not affiliated with that financial institution. The Milestone Funds do not share information with other companies for purposes of marketing solicitations for products other than the Milestone Funds. Therefore, The Milestone Funds do not provide opt-out options to their shareholders.

An investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation, U.S. government or any other government agency. Thus, while the Portfolio seeks to maintain a stable net asset value of $1.00 per share, there is no assurance that it will do so. It is possible to lose money by investing in the Portfolio.

The Milestone Funds

TABLE OF CONTENTS

TREASURY OBLIGATIONS PORTFOLIO
Letter to Our Shareholders
NOVEMBER 30, 2006

Dear Investors:

As we conclude our twelfth consecutive year of successful operation for both Milestone Capital Management and The Milestone Funds, we want to first and foremost offer our sincere appreciation to all of our investors for the confidence and trust you have placed in us over this period.

2006 presented a full range of market challenges and opportunities, culminating in the apparent end of a two year interest rate tightening cycle as the economy decelerated in the latter part of the year. Throughout this transitional period, our team has worked in partnership with each of our investors to meet your increasingly active liquidity requirements while continuing to provide highly customized solutions to your service and technology needs.

Safety, liquidity, consistently competitive performance, and client service of the highest possible standard have been the four core principles of our conservative, compliance-oriented management philosophy since inception, and they were once again the primary focus of the Board of Trustees, the Investment Adviser, our team of professionals, and all of the Fund's key service providers throughout this past year. We are pleased to present this Annual Report, which highlights the results of this philosophy and underscores our on-going commitment to these fundamental business principles as we prepare to enter our thirteenth year of operation.

As we look ahead to 2007, we remain committed to our mission and values, and we look forward to continuing to work in partnership with you to address your liquidity objectives and cash management objectives and cash management priorities. Thank you again for investing in The Milestone Funds.

Sincerely,

Janet Hanson
Founder and Chairman
Milestone Capital Management

Marc Pfeffer
CIO
Milestone Capital Management

TREASURY OBLIGATIONS PORTFOLIO
Portfolio Summary
NOVEMBER 30, 2006

PORTFOLIO BREAKDOWN



U.S. Treasury Bill – 0.8%
U.S. Treasury Notes – 1.7%

Repurchase Agreements – 97.5%

All data is as of November 30, 2006. The Portfolio's industry breakdown is expressed as a percentage of total investments and may vary over time.

TREASURY OBLIGATIONS PORTFOLIO

Fees and Expenses

NOVEMBER 30, 2006

As a shareholder of the Portfolio, you incur ongoing costs, including advisory fees; administration fees; shareholder service fees; distribution fees (Premium Shares); and other Portfolio expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Portfolio and compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held through the six months ended November 30, 2006.

Actual Expenses

The first line of each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divide by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During the Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other Funds. To do so, compare this 5% hypothetical example with the hypothetical example that appears in the shareholder reports of other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only, and do not reflect any transactional costs. Therefore, the second line for each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

	Beginning Account Value 6/01/06	Ending Account Value 11/30/06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During the Six-Month Period*
Treasury Obligations Portfolio – Investor Shares				
Actual	$1,000.00	$1,024.20	0.45%	$2.28
Hypothetical (5% return before expenses)	$1,000.00	$1,022.81	0.45%	$2.28
Treasury Obligations Portfolio – Institutional Shares				
Actual	$1,000.00	$1,025.48	0.20%	$1.02
Hypothetical (5% return before expenses)	$1,000.00	$1,024.07	0.20%	$1.01
Treasury Obligations Portfolio – Financial Shares				
Actual	$1,000.00	$1,025.73	0.15%	$0.76
Hypothetical (5% return before expenses)	$1,000.00	$1,024.32	0.15%	$0.76

TREASURY OBLIGATIONS PORTFOLIO
Fees and Expenses (Continued)

NOVEMBER 30, 2006

	Beginning Account Value 6/01/06	Ending Account Value 11/30/06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During the Six-Month Period*
Treasury Obligations Portfolio – Premium Shares				
Actual	$1,000.00	$1,023.26	0.63%	$3.22
Hypothetical (5% return before expenses)	$1,000.00	$1,021.89	0.63%	$3.22

	Beginning Account Value 9/06/06[a]	Ending Account Value 11/30/06	Annualized Expense Ratio Based on the Period 9/6/06[a] Through 11/30/06	Expenses Paid 9/06/06[a] Through 11/30/06
Treasury Obligations Portfolio – Administrative Shares				
Actual	$1,000.00	$1,009.70	1.20%	$2.84**
Hypothetical (5% return before expenses)	$1,000.00	$1,019.05	1.20%	$6.07*

[a] *Commencement of offering of shares.*

* *Fund expenses for each share class are equal to the annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by the 183 days in the six-month period ended November 30, 2006, and divided by the 365 days in the Portfolio's current fiscal year (to reflect the six-month period).*

** *Fund expenses for each share class are equal to the annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by the 86 days in the period ended November 30, 2006, and divided by the 365 days in the Portfolio's current fiscal year (to reflect the actual period September 6, 2006 through November 30, 2006).*

TREASURY OBLIGATIONS PORTFOLIO
Portfolio Of Investments
NOVEMBER 30, 2006
($ in Thousands)

	Principal Amount	Interest Rate	Maturity Date	Value (note 1)
U.S. Government Obligations — 2.5%				
U.S. Treasury Bill — 0.8%				
	$17,500	5.09%	1/4/07	$17,416
U.S. Treasury Notes — 1.7%				
	22,500	3.125%	1/31/07	22,434
	17,500	3.375%	2/28/07	17,430
				39,864
Total U.S. Government Obligations (Cost $57,280)				57,280
Repurchase Agreements — 97.6%				
Banc of America Securities LLC, dated 11/30/06, repurchase price $310,045 (Collateralized by: U.S. Treasury Bill: $198,213, 3/8/07; U.S. Treasury Note: $125,282, 2.625%, 3/15/09; aggregate market value plus accrued interest $316,201)				
	310,000	5.28%	12/1/06	310,000
Bear Stearns & Co., Inc., dated 11/30/06, repurchase price $100,015 (Collateralized by: U.S. Treasury Bills: $43,462, 12/7/06–5/3/07; U.S. Treasury Notes: $58,893, 3.25%–6.625%, 2/28/07–1/15/11; aggregate market value plus accrued interest $102,061)				
	100,000	5.28%	12/1/06	100,000
BNP Paribas Securities Corp., dated 11/30/06, repurchase price $100,015 (Collateralized by: U.S. Treasury Bill: $10,148, 3/29/07; U.S. Treasury Notes: $91,520, 3.125%–4.50%, 1/31/07–11/30/11; aggregate market value plus accrued interest $102,000)				
	100,000	5.28%	12/1/06	100,000
Credit Suisse Securities (USA) LLC, dated 11/30/06, repurchase price $310,045 (Collateralized by: U.S. Treasury Notes: $314,918, 2.625%–12.00%, 12/31/06–8/15/13; aggregate market value plus accrued interest $316,204)				
	310,000	5.28%	12/1/06	310,000
Deutsche Bank Securities, Inc., dated 11/30/06, repurchase price $477,770 (Collateralized by: U.S. Treasury Notes: $497,674, 2.625%–4.875%, 5/15/08–5/31/08; aggregate market value plus accrued interest $487,255)				
	477,700	5.28%	12/1/06	477,700
JPMorgan Chase & Co., dated 11/30/06, repurchase price $110,016 (Collateralized by: U.S. Treasury Notes: $108,354, 3.625%–12.00%, 4/15/10–8/15/13; aggregate market value plus accrued interest $112,202)				
	110,000	5.28%	12/1/06	110,000
Merrill Lynch & Co., Inc., dated 11/30/06, repurchase price $210,031 (Collateralized by: U.S. Treasury Notes: $211,442, 3.375%–6.50%; 11/15/08–8/15/13; aggregate market value plus accrued interest $214,205)				
	210,000	5.28%	12/1/06	210,000

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO

Portfolio Of Investments (Continued)

NOVEMBER 30, 2006

($ in Thousands)

	Principal Amount	Interest Rate	Maturity Date	Value (note 1)
Repurchase Agreements — 97.6% (Continued)				
UBS Securities LLC, dated 11/30/06, repurchase price $471,069 (Collateralized by: U.S. Treasury Notes: $479,046, 3.125%–4.875%, 6/30/07–8/15/13; aggregate market value plus accrued interest $480,422)				
	$471,000	5.28%	12/1/06	$471,000
UBS Securities LLC, dated 8/18/06, repurchase price $25,659 (Collateralized by: U.S. Treasury Notes: $25,571, 3.625%–6.25%, 2/15/07–5/15/13; aggregate market value plus accrued interest $25,503)				
	25,000	5.27%	2/14/07	25,000
UBS Securities LLC, dated 5/25/06, repurchase price $25,975 (Collateralized by: U.S. Treasury Notes: $25,463, 3.00%–5.00%, 12/31/06–11/15/12; aggregate market value plus accrued interest $25,502)				
	25,000	5.18%	2/20/07	25,000
UBS Securities LLC, dated 4/27/06, repurchase price $26,080 (Collateralized by: U.S. Treasury Notes: $25,397, 2.25%–6.625%, 12/31/06–2/15/13; aggregate market value plus accrued interest $25,502)				
	25,000	5.20%	2/20/07	25,000
UBS Securities LLC, dated 10/3/06, repurchase price $25,862 (Collateralized by: U.S. Treasury Notes: $25,543, 3.125%–4.50%, 5/15/07–11/30/11; aggregate market value plus accrued interest $25,503)				
	25,000	5.17%	5/31/07	25,000
UBS Securities LLC, dated 10/19/06, repurchase price $25,919 (Collateralized by: U.S. Treasury Notes: $25,398, 4.375%–5.625%, 5/15/07–11/30/11; aggregate market value plus accrued interest $25,500)				
	25,000	5.23%	6/29/07	25,000
Total Repurchase Agreements (Cost $2,213,700)				2,213,700
Total Investments (Cost $2,270,980) — 100.1%				2,270,980
Liabilities in excess of other assets — (0.1)%				(3,177)
Net Assets — 100.0%				$2,267,803

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Assets And Liabilities
NOVEMBER 30, 2006

ASSETS:	
Investments, at value (Cost $57,280,122) (note 1)	$ 57,280,122
Repurchase agreements, at value and cost (note 1)	2,213,700,000
Cash	19,601
Interest receivable	2,914,424
Prepaid expenses	18,063
Total assets	2,273,932,210
LIABILITIES:	
Dividends payable	5,459,756
Advisory fee payable	175,556
Shareholder service fee payable	131,690
Distribution fee payable — Premium & Administrative Shares	62,819
Administration fee payable	62,003
Accrued expenses	237,618
Total liabilities	6,129,442
NET ASSETS	$2,267,802,768
NET ASSETS BY CLASS OF SHARES:	
Investor Shares	$ 474,038,890
Institutional Shares	907,970,795
Financial Shares	669,859,301
Premium Shares	169,325,478
Administrative Shares	46,608,304
NET ASSETS	$2,267,802,768
SHARES OUTSTANDING:	
Investor Shares	474,007,078
Institutional Shares	907,840,283
Financial Shares	669,898,585
Premium Shares	169,363,257
Administrative Shares	46,608,291
NET ASSET VALUE PER SHARE	$ 1.00
COMPOSITION OF NET ASSETS:	
Shares of beneficial interest	$2,267,712,186
Accumulated net realized gain	90,582
NET ASSETS	$2,267,802,768

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Operations
FOR THE YEAR ENDED NOVEMBER 30, 2006

INVESTMENT INCOME:	
Interest	$98,060,434
EXPENSES (note 2):	
Advisory fees	2,018,715
Administration fees	807,484
Shareholder service fees:	
Investor Shares	765,636
Institutional Shares	568,175
Financial Shares	384,650
Premium Shares	435,506
Administrative Shares	26,025
Distribution fees:	
Premium Shares	453,639
Administrative Shares	78,074
Custodian fees and expenses	130,039
Transfer agent fees and expenses	117,855
Publication expenses and rating service fees	87,586
Legal fees	82,288
Cash management fees	61,719
Registration and filing fees	61,697
Accounting service fees	54,225
Audit fees	50,716
Insurance expense	35,405
Report to shareholders	33,062
Trustees' fees	11,421
Offering cost — Administrative Shares	7,496
Other expenses	9,188
Total expenses before fee waiver and reimbursement	6,280,601
Waiver and reimbursement	(985,033)
Net Expenses	5,295,568
NET INVESTMENT INCOME	92,764,866
NET REALIZED GAIN ON INVESTMENTS	33,467
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$92,798,333

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statements Of Changes In Net Assets

	For the year ended November 30, 2006	For the year ended November 30, 2005
INCREASE (DECREASE) IN NET ASSETS:		
OPERATIONS:		
Net investment income	$ 92,764,866	$ 55,253,398
Net realized gain on investments	33,467	193,534
Net increase in net assets resulting from operations	92,798,333	55,446,932
DISTRIBUTIONS TO SHAREHOLDERS:		
Net investment income — Investor Shares	(13,855,934)	(7,191,261)
Net investment income — Institutional Shares	(35,134,462)	(17,317,464)
Net investment income — Financial Shares	(35,936,756)	(26,901,794)
Net investment income — Premium Shares	(7,410,303)	(3,842,879)
Net investment income — Administrative Shares	(427,411)	—
Net realized gain on investments — Investor Shares	(4,913)	(42,225)
Net realized gain on investments — Institutional Shares	(11,618)	(91,435)
Net realized gain on investments — Financial Shares	(11,932)	(141,621)
Net realized gain on investments — Premium Shares	(2,691)	(25,834)
Net realized gain on investments — Administrative Shares	(51)	—
Total distributions to shareholders	(92,796,071)	(55,554,513)
TRANSACTIONS IN SHARES OF BENEFICIAL INTEREST*:		
Sale of shares — Investor Shares	1,101,655,583	932,723,179
Sale of shares — Institutional Shares	5,059,299,706	4,434,276,322
Sale of shares — Financial Shares	14,088,186,962	20,713,843,663
Sale of shares — Premium Shares	646,515,915	525,691,148
Sale of shares — Administrative Shares	93,230,204	—
Reinvested dividends — Investor Shares	3,697,619	2,453,780
Reinvested dividends — Institutional Shares	17,586,353	9,058,215
Reinvested dividends — Financial Shares	19,709,921	14,200,225
Reinvested dividends — Premium Shares	—	115,733
Cost of shares repurchased — Investor Shares	(946,055,630)	(927,370,279)
Cost of shares repurchased — Institutional Shares	(4,747,165,693)	(4,483,322,587)
Cost of shares repurchased — Financial Shares	(14,513,435,022)	(20,562,775,964)
Cost of shares repurchased — Premium Shares	(631,225,850)	(563,973,689)
Cost of shares repurchased — Administrative Shares	(46,621,913)	—
Net increase in net assets from shares of beneficial interest	145,378,155	94,919,746
Total increase	145,380,417	94,812,165
NET ASSETS:		
Beginning of year	2,122,422,351	2,027,610,186
End of year	$ 2,267,802,768	$ 2,122,422,351

* Share transactions at net asset value of $1.00 per share.

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements
NOVEMBER 30, 2006

NOTE 1.   SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Milestone Funds (the "Trust") was formed as a Delaware business trust on July 14, 1994. The Trust is registered as an open-end, management investment company under the Investment Company Act of 1940. It currently has one diversified investment portfolio, the Treasury Obligations Portfolio (the "Portfolio") which is authorized to issue an unlimited number of shares of beneficial interest without par value. The Portfolio is currently authorized to issue six classes of shares: Investor Shares, Institutional Shares, Financial Shares, Service Shares, Premium Shares and Administrative Shares. The Trust commenced the offering of Investor Shares of the Portfolio on December 30, 1994, Institutional Shares on June 20, 1995, Financial Shares on March 13, 1997, Service Shares on May 2, 1997, Premium Shares on May 20, 1997 and Administrative Shares on September 6, 2006. The Trust's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Effective August 1, 2002, the Trust liquidated the Service Shares. All shareholders in the Service Shares as of the close of business July 31, 2002 became shareholders of the Investor Shares. This transaction did not adversely affect shareholders of any class of the Trust.

Valuation of Securities — Securities in which the Portfolio invests are valued at amortized cost. Under the amortized cost method, a portfolio instrument is valued at cost and any premium or discount is amortized on a constant basis to maturity. Amortization of premium and accretion of market discount are charged/credited to income.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurement" (FAS 157). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurement. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, on the financial statements has not yet been determined.

Repurchase Agreements — The Portfolio may purchase securities from financial institutions subject to the seller's agreement to repurchase and the Portfolio's agreement to resell the securities at par. The investment adviser only enters into repurchase agreements with financial institutions that are primary dealers and deemed to be creditworthy by the investment adviser in accordance with procedures adopted by the Board of Trustees. Securities purchased subject to repurchase agreements are maintained with a custodian of the Portfolio and must have, at all times, an aggregate market value plus accrued interest greater than or equal to the repurchase price. If the market value of the underlying securities falls below 102% of the value of the repurchase price, the Portfolio will require the seller to deposit additional collateral by the next Portfolio business day. In the event that the seller under the agreement defaults on its repurchase obligation or fails to deposit sufficient collateral, the Portfolio has the contractual right, subject to the requirements of applicable bankruptcy and insolvency laws, to sell the underlying securities and may claim any resulting loss from the seller.

Security Transactions — Security transactions are recorded on the trade date. Realized gains and losses are recorded on the identified cost basis. The cost of investments for federal income tax purposes at November 30, 2006 is substantially the same as shown on the accompanying portfolio of investments.

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements (Continued)
NOVEMBER 30, 2006

Multiple Class Allocations — Each share of the Portfolio's five classes represents an undivided, proportionate interest in the Portfolio. All income, expenses (other than class specific expenses), and realized gains or losses are allocated daily to each class of shares based on the relative value of the shares of each class. The Portfolio's class specific expenses include Shareholder Service fees, Distribution fees, Administration fees, certain Transfer Agent fees, and certain registration fees. In addition, there are differences among the classes of shares with respect to the minimum investment required and voting rights affecting each class.

Income Taxes — It is the Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if applicable, to its shareholders. Therefore, no provision has been made for federal income taxes.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 (FIN 48), was issued and is effective for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. At this time, management is evaluating the implications of FIN 48 and its impact, if any, on the financial statements has not yet been determined.

Interest Income and Dividends to Shareholders — Interest income is accrued as earned. Dividends to shareholders from each class of the Portfolio's net investment income are declared daily and distributed monthly. Net realized capital gains, unless offset by any available capital loss carryforwards, are distributed at least annually. Net realized capital gains earned by the Portfolio are considered short-term gains for tax purposes. Distributions to shareholders for tax purposes are substantially the same as shown in the Statements of Changes in Net Assets.

Accounting Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

NOTE 2.   INVESTMENT ADVISORY AND OTHER SERVICES

Milestone Capital Management, LLC (the "Adviser") serves as investment adviser to the Portfolio pursuant to an investment advisory agreement with the Trust. For its services, the Adviser receives a fee at an annual rate equal to 0.10% of the average daily net assets of the Portfolio.

The Trust has adopted a Shareholder Service Plan providing that the Trust may obtain the services of the Adviser and other qualified financial institutions to act as shareholder servicing agents for their customers. Under this plan, the Trust has authorized the Adviser to enter into agreements pursuant to which the shareholder servicing agents perform certain shareholder services. For these services, the Adviser receives fees at annual rates up to 0.25% of the average daily net assets of the Investor Shares, Premium Shares and Administrative Shares, up to 0.10% of the average daily net assets of the Institutional Shares, and up to 0.05% of the average net assets of the Financial Shares. For the year ended November 30, 2006, for these services, the Adviser charged fees, prior to any waivers, at annual rates equal to 0.25% 0.08%, 0.05%, 0.25% and 0.25% of the daily average net asses of the Investor Shares, Institutional Shares, Financial Shares, Premium Shares and Administrative Shares, respectively. The Adviser pays the shareholder servicing

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements (Continued)
NOVEMBER 30, 2006

agents these amounts with respect to shares owned by investors for which the shareholder servicing agents maintain a servicing relationship pursuant to the Shareholder Servicing Agreement.

For the year ended November 30, 2006, the Adviser agreed to waive any portion of its Shareholder Service fees and reimburse any other expenses in order to limit the total expenses of the Investor Shares, Institutional Shares and Financial Shares to 0.45%, 0.20% and 0.15% of their average daily net assets, respectively. As a result, for the year ended November 30, 2006, the Adviser received Shareholder Service fees equal to annual rates of 0.22% and 0.02% of the average daily net assets of the Investor Shares and Financial Shares, respectively. For the year ended November 30, 2006, the Adviser received no Shareholder Service fees from the Institutional Shares and also reimbursed the Fund for other expenses for the Institutional Shares in the amount of $21,235 in order to limit the total expenses of the Institutional Shares to 0.20% of its average daily net assets, as described above.

The Trust has adopted a Distribution Plan for the Premium Shares and Administrative Shares. The plan provides that the Portfolio may finance activities which are primarily intended to result in the sale of the Premium Shares and Administrative Shares, including, but not limited to, advertising, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and payments to dealers who enter into agreements with the Trust. Pursuant to this Plan, the Portfolio may incur distribution expenses related to the sale of the Premium Shares and Administrative Shares at annual rates of up to 0.35% of the average daily net assets of the Premium Shares and up to 0.75% of the average daily net assets of the Administrative Shares. For the year ended November 30, 2006, pursuant to this Plan, the Adviser charged fees, prior to any waivers, at an annual rate equal to 0.26% and 0.75% of the average daily net assets of the Premium Shares and Administrative Shares, respectively. The plan will only make payment for expenses actually incurred on a first-in, first-out basis. The plan may carry forward for an unlimited number of years any unreimbursed expenses. As of November 30, 2006, there were no unreimbursed expenses.

For the current fiscal year, the Adviser has agreed to waive any portion of distribution expenses in order to limit the total expenses of the Premium Shares and Administrative Shares up to 0.65% and 1.20% of the average daily net assets, respectively. During the year ended November 30, 2006, the Adviser limited the total expenses of the Premium Shares and Administrative Shares to 0.63% and 1.20% of the average daily net assets, respectively. As a result, for the year ended November 30, 2006, the Portfolio incurred distribution expenses for the Premium Shares and Administrative Shares equal to annual rates of 0.25% and 0.74% of the average daily net assets.

The Adviser also serves as administrator (the "Administrator") to the Trust pursuant to an Administration Agreement with the Trust on behalf of the Portfolio. As compensation for services provided under the Administration Agreement, the Administrator receives a monthly fee calculated at the annual rate of 0.04% of the assets of the Portfolio taken as a whole, and allocated to each class based on the number of shareholders in that class, services provided, and other factors. This may result in each class being charged more or less than 0.04% of its respective net assets.

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements (Continued)
NOVEMBER 30, 2006

During the year ended November 30, 2006, the Portfolio paid administration fees attributable to each class as follows:

Investor Shares:	$273,893
Institutional Shares:	472,685
Financial Shares:	51,126
Premium Shares:	9,219
Administrative Shares:	561

In addition, the Administrator has a sub-administration agreement with The Bank of New York (the "Sub-Administrator"). Under the terms of the sub-administration agreement, the Administrator may delegate certain duties to the Sub-Administrator. For its services, the Sub-Administrator earned from the Administrator $100,000 during the year ended November 30, 2006.

ALPS Fund Services, Inc. is the Trust's transfer agent, and ALPS Distributors, Inc. is the dividend disbursing agent, and also the Trust's Distributor of the Portfolio's shares, pursuant to an Distribution Agreement with the Trust. The Distributor is an affiliate of the Trust's transfer agent. The Distributor is reimbursed for all costs and expenses incurred in this capacity but receives no further compensation for its services under the Distribution Agreement.

NOTE 3.   DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the fiscal years ended November 30, 2006 and November 30, 2005 were attributed to ordinary income.

As of November 30, 2006, the components of accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Unrealized Appreciation/ Depreciation	Total Accumulated Earnings
Treasury Obligations Portfolio	$90,582	—	$90,582

TREASURY OBLIGATIONS PORTFOLIO

Notes To Financial Statements (Continued)

NOVEMBER 30, 2006

NOTE 4.   RESULTS OF SPECIAL SHARHOLDERS MEETING (Unaudited)

A Special Shareholders Meeting was held on June 28, 2006. At the meeting, sufficient shareholder votes were received so that the Portfolio had achieved the requisite approval for Shareholder Proposal I and II, as described below.

The following tables provide information concerning the matters voted on:

Proposal I: To approve Tait, Weller & Baker LLP as the Portfolio's independent registered public accounting firm for the fiscal year ending November 30, 2006.

	For	Against	Abstain
Ratify Independent Accounting Firm	880,922,718	43,208,469	8,498,092

Proposal II: To elect the following persons as Trustees of the Treasury Obligations Portfolio: Laura A. Garner, John D. Gilliam, Janet Tiebout Hanson, Nicholas J. Kovich, John Anthony Quelch and Allen Lee Sessoms.

	For	Against	Abstain
Laura A. Garner	880,739,438	—	51,925,840
John D. Gilliam	880,739,438	—	51,925,840
Janet Tiebout Hanson	854,028,014	—	78,601,264
Nicholas J. Kovich	880,739,438	—	51,925,840
John Anthony Quelch	880,704,596	—	51,960,682
Allen Lee Sessoms	880,739,438	—	51,925,840

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights

	Investor Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.044	0.025	0.008	0.008	0.014
Dividends from net investment income	(0.044)	(0.025)	(0.008)	(0.008)	(0.014)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.51%	2.58%	0.84%	0.77%	1.41%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.45%	0.45%	0.45%	0.45%	0.45%
Net investment income	4.43%	2.55%	0.80%	0.70%	1.33%
Net assets at the end of the year (000's omitted)	$474,039	$314,742	$306,951	$275,074	$354,051

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.03%, 0.03%, 0.03%, 0.02%, and 0.02% for each of the respective periods presented.

The Milestone Funds

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Institutional Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.047	0.028	0.011	0.010	0.017
Dividends from net investment income	(0.047)	(0.028)	(0.011)	(0.010)	(0.017)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.77%	2.83%	1.09%	1.02%	1.67%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses(b)	0.20%	0.20%	0.20%	0.20%	0.20%
Net investment income	4.67%	2.78%	1.02%	0.95%	1.58%
Net assets at the end of the year (000's omitted)	$907,971	$578,250	$618,270	$700,296	$793,978

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.08%, 0.03%, 0.03%, 0.02%, and 0.02%, for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

		Financial Shares			
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.047	0.028	0.011	0.011	0.017
Dividends from net investment income	(0.047)	(0.028)	(0.011)	(0.011)	(0.017)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.82%	2.88%	1.14%	1.07%	1.72%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.15%	0.15%	0.15%	0.15%	0.15%
Net investment income	4.67%	2.84%	1.09%	1.01%	1.61%
Net assets at the end of the year (000's omitted)	$669,859	$1,075,395	$910,176	$995,844	$1,142,255

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.03%, 0.04%, 0.03%, 0.03%, and 0.03%, for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Premium Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.042	0.024	0.007	0.006	0.013
Dividends from net investment income	(0.042)	(0.024)	(0.007)	(0.006)	(0.013)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.32%	2.40%	0.69%	0.61%	1.26%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.63%	0.63%	0.60%	0.60%	0.60%
Net investment income	4.25%	2.32%	0.64%	0.53%	1.17%
Net assets at the end of the year (000's omitted)	$169,326	$154,035	$92,213	$198,830	$135,337

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory and distribution fees waived of 0.01%, 0.03%, 0.03%, 0.02% and 0.02%, for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Administrative Shares
	For the period September 6, 2006* through November 30, 2006
Per share operating performance for a share outstanding throughout the period	
Beginning net asset value per share	$1.00
Net investment income	0.010
Dividends from net investment income	(0.010)
Ending net asset value per share	$1.00
Total return (a)	0.97%
Ratios/supplemental data	
Ratios to average net assets:	
Expenses (b)	1.20% (c)
Net investment income	4.11% (c)
Net assets at the end of the period (000's omitted)	$46,608

* Commencement of offering of shares.

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of distribution fees waived of 0.01%, for the respective period presented.

(c) Annualized.

TRUSTEES AND OFFICERS

The Trustees and Officers of the Trust and their ages, addresses, positions and principal occupations during the past five years are set forth below. There is no limit on the length of the term that each trustee serves. The Fund's Statement of Additional Information contains additional information about the Trustees and Officers and is available, without charge, upon request, by calling 1-800-941-MILE.

NAME (AGE), ADDRESS, POSITION	PRINCIPAL OCCUPATION DURING AT LEAST THE PAST FIVE YEARS
INTERESTED PERSONS	
Janet Tiebout Hanson (54) 810 Old Post Road Bedford, New York 10506 Trustee since October 1994 Chairman and President October 1994–April 2004	Founder and principal owner of Milestone Capital Management, LLC, the Adviser to the Portfolio. Ms. Hanson founded the Adviser in 1994, and has served in the capacities cited above since inception. Ms. Hanson is currently a Managing Director at Lehman Brothers. From 1991 to 1993, she was Vice President of the Asset Management Division of Goldman, Sachs & Co. Ms. Hanson was with Goldman, Sachs & Co. from 1977 to 1987, during which period she became Vice President of Fixed Income Sales and served as Co-Manager of Money Market Sales in New York.
NON INTERESTED PERSONS*	
John D. Gilliam (75) 700 Park Avenue New York, New York 10021 Trustee since October 1994 Chairman since 2004	Retired. Former Chief Investment Officer, The Robert Wood Johnson Foundation, Princeton, New Jersey, from 1995 to 2003. Former Limited Partner, Goldman, Sachs & Co. from 1987 to 1999. From 1991 to 1994, Mr. Gilliam was Third Deputy Comptroller, Bureau of Asset Management, for the City of New York. He was a Partner at Goldman, Sachs & Co. from 1973 to 1987.
Laura A. Garner (46)** 515 West End Avenue, #15-D New York, NY 10024 Trustee since June 2006	Business Development Director, Juniper Capital Group, LLC (asset management), since 2003. Global Marketing Director, Merrill Lynch Global Debt markets, 2001 to 2003. Chief Marketing Officer, Internet Partnership Group (education technology), 2000 to 2001.
Nicholas J. Kovich (50)** 214 Hedgemere Drive Devon, PA 19333 Trustee since June 2006	President and Chief Executive Officer, Kovich Capital Management (private asset management), since 2001. Managing Director, Morgan Stanley Investment Management, 1996 to 2001.
John Anthony Quelch (55)** 57 Baker Bridge Road Lincoln, MA 01773 Trustee since June 2006	Lincoln Filene Professor of Business Administration and Senior Associate Dean, Harvard University, Graduate School of Business Administration, since 2001. Dean and Professor, London Business School, 1998 to 2001.

TRUSTEES AND OFFICERS (Continued)

NAME (AGE), ADDRESS, POSITION	PRINCIPAL OCCUPATION DURING AT LEAST THE PAST FIVE YEARS

NON INTERESTED PERSONS (cont'd)

Allen Lee Sessoms (60)
President's Office
Delaware State University
1200 N. DuPont Highway
Dover, DE 19901
Trustee since June 1997

President, Delaware State University. Former Lecturer and Fellow, John F. Kennedy School of Government at Harvard University, 2000 to 2003. Former President of Queens College, The City University of New York, 1995 to 2000. Former Executive Vice President, University of Massachusetts Systems from 1993 to 1995. From 1980 to 1993 Dr. Sessoms was associated with the U.S. Department of State in various capacities including Deputy Chief of Mission, U.S. Embassy, Mexico, Minister-Counselor for Political Affairs, U.S. Embassy, Mexico and counselor for Scientific and Technological Affairs, U.S. Embassy, Parks, France. From 1974 to 1981, Dr. Sessoms was an Assistant Professor of Physics at Harvard University. From 1973 to 1975 Dr. Sessoms was a Scientific Associate at the European Organization of Nuclear Research. He was a post-doctoral Research Associate at Brookhaven National Laboratory from 1972 to 1973.

OFFICERS

Jeffrey R. Hanson (48)
810 Old Post Road
Bedford, New York 10506
Chief Legal Officer and Chief
Compliance Officer since 2003

Managing Director of the Hanson Consulting Group, Ltd. Chief Operating Officer and Secretary of the Adviser from 1994 to 2004.

Marc H. Pfeffer (42)
130 Rutter DuBois Lane
Irvington, New York 10533
Chief Financial Officer since 2005

Chief Investment Officer at Milestone Capital Management, LLC, since 2004. Associate Director with Bear, Stearns & Co., Inc. from 2001–2004. Mr. Pfeffer was previously the Co-Chief Investment Officer, Milestone Capital Management, LP between 1994–2001. From 1986–1994, he was with Goldman Sachs & Co., Inc. during which period he became Vice President.

Janet Tiebout Hanson is an interested person of the Trust as that term is defined in the 1940 Act.

 * Ms. Karen Cook retired from the Board in April 2006.
**Ms. Garner, Mr. Kovich and Mr. Quelch joined the Board on June 28, 2006.

The Milestone Funds

Adviser

Milestone Capital Management, LLC
115 East Putnam Avenue
Greenwich, CT 06830

Administrator

Milestone Capital Management, LLC
115 East Putnam Avenue
Greenwich, CT 06830

Distributor

ALPS Distributors, Inc.
1625 Broadway, Suite 2200
Denver, CO 80202
800-363-7660

Transfer Agent

ALPS Fund Services, Inc.
1625 Broadway, Suite 2200
Denver, CO 80202
800-363-7660

Sub-Administrator / Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Legal Counsel

Kramer, Levin, Naftalis & Frankel
1177 Avenue of the Americas
New York, NY 10036

Independent Registered Public Accounting Firm

Tait, Weller & Baker LLP
1818 Market Street, Suite 2400
Philadelphia, PA 19103

This report is authorized for distribution only to current shareholders and to others who have received a copy of The Milestone Funds prospectus

A description of the Fund's proxy voting policies and procedures is available without charge and upon request by calling the Milestone Funds at (800) 941-MILE or by accessing the Securities and Exchange Commission's ("Commission") website at http://www.sec.gov.

Information regarding how the Fund voted proxies for portfolio securities, if applicable, during the most recent 12-month period ended June 30, is also available, without charge and upon request, by calling The Milestone Funds at (800) 941-MILE or accessing the Funds' Form N-PX on the Commission's website at http://www.sec.gov.

The Fund files its complete schedule of portfolio holdings with the commission for the first and third quarters of each fiscal year on Form N-Q. The Fund's Form N-Q is available on the SEC website at http://www.sec.gov. The Fund's Form N-Q may also be reviewed and copied at the Commission's Public Reference Room in Washington, DC; information on the operation of the Public Reference Room may be obtained by calling (800)-SEC-0330.

The Milestone Funds
115 East Putnam Avenue, Greenwich, CT 06830
800-941-MILE

Treasury Obligations Portfolio

UNAUDITED PORTFOLIO HOLDINGS
as of 07/31/07

SECURITY / COLLATERAL DESCRIPTION	MATURITY DATE	MARKET VALUE
REPURCHASE AGREEMENTS (Repo)		
Overnight Treasury Repo, Bear, Stearns & Co., Inc.	08/01/2007	400,000,000
Overnight Treasury Repo, Deutsche Bank Securities Inc.	08/01/2007	496,300,000
Overnight Treasury Repo, Credit Suisse First Boston	08/01/2007	85,000,000
Overnight Treasury Repo, BNP Paribas Securities Corp.	08/01/2007	700,000,000
Term Treasury Repo, Barclays Capital Inc.	08/08/2007	25,000,000
Term Treasury Repo, Barclays Capital Inc.	10/10/2007	25,000,000
Term Treasury Repo, UBS Securities LLC.	10/01/2007	50,000,000
Term Treasury Repo, UBS Securities LLC.	10/15/2007	50,000,000
Term Treasury Repo, UBS Securities LLC.	11/30/2007	50,000,000
Term Treasury Repo, UBS Securities LLC.	01/03/2008	25,000,000
Term Treasury Repo, UBS Securities LLC.	04/01/2008	25,000,000
Term Treasury Repo, UBS Securities LLC.	05/29/2008	25000000
		1,956,300,000
TREASURY NOTES		
		0
TREASURY BILLS		
		0
TOTAL		*1,956,300,000*



Milestone Capital Management

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Assets And Liabilities
JULY 31, 2007 (Unaudited)

ASSETS:		
Repurchase agreements, at value and cost (note 1)	$	1,956,300,000
Cash		61,399
Interest receivable		3,375,705
Prepaid expenses		54,558
Total assets		1,959,791,662
LIABILITIES:		
Dividends payable		8,520,641
Advisory fee payable		178,341
Shareholder service fee payable		85,449
Administration fee payable		62,843
Distribution fee payable - Premium & Administrative Shares		45,175
Accrued expenses		207,814
Total liabilities		9,100,263
NET ASSETS	$	1,950,691,399
NET ASSETS BY CLASS OF SHARES:		
Investor Shares	$	256,263,684
Institutional Shares		1,020,345,441
Financial Shares		514,779,698
Premium Shares		115,501,313
Administrative Shares		43,801,263
NET ASSETS	$	1,950,691,399
SHARES OUTSTANDING:		
Investor Shares		256,231,839
Institutional Shares		1,020,214,971
Financial Shares		514,818,978
Premium Shares		115,539,154
Administrative Shares		43,801,234
NET ASSET VALUE PER SHARE	$	1.00
COMPOSITION OF NET ASSETS:		
Shares of beneficial interest	$	1,950,600,868
Accumulated net realized gain		90,531
NET ASSETS	$	1,950,691,399

See notes to financial statements.

PROXY VOTING POLICY

Information regarding how the Fund voted proxies relating to portfolio securities for the most recent twelve month period ended June 30 as well as a description of the policies and procedures that the Fund uses to determine how to vote proxies is available without charge, upon request, by calling 1-877-709-9400 or by referring to the Security and Exchange Commission's ("SEC") website at http://www.sec.gov.

PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-877-709-9400.

INVESTMENT ADVISOR
Alpha Investment Management, Inc.
15 East Eighth Street
Cincinnati, Ohio 45202

ADMINISTRATOR
Gemini Fund Services, LLC
450 Wireless Blvd.
Hauppauge, New York 11788

LEGAL COUNSEL
Thompson Hine, LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202